EXHIBIT 99.1



                           [HOULIHAN LOKEY LETTERHEAD]

THIS DRAFT IS FURNISHED SOLELY TO INDICATE THE EXPECTED FORM OF THE FINAL OPINION AND THE PROCEDURES AND UNDERLYING ASSUMPTIONS EXPECTED TO BE USED. THE TEXT OF THE FINAL OPINION WILL NECESSARILY DEPEND UPON OUR REVIEW PROCEDURES, INCLUDING REVIEW BY COUNSEL, WHICH WILL NOT BE COMPLETED UNTIL SHORTLY BEFORE THE FINAL LETTER IS DELIVERED.

May 7, 2002


The Special Committee of the Board of Directors
Metropolis Realty Trust, Inc.
c/o Oaktree Capital Management, LLC
1301 Avenue of the Americas, 34th Floor
New York, New York 10019


Dear Members of the Special Committee:

We understand that Metropolis Realty Trust, Inc. (the "Company" or "Metropolis") is a publicly reporting (but not publicly traded) real estate investment trust whose only significant asset is 100 percent ownership (through various subsidiaries) of the land and office building located at 1290 Avenue of the Americas in New York City (the "1290 Property"). We further understand that pursuant to a Purchase Agreement between the Company's subsidiary, 1290 Partners, L.P., on the one hand, and Jamestown 1290, L.P. ("Jamestown"), on the other hand, the Company will sell its interests in the 1290 Property in exchange for cash consideration of $745,500,000 (such 1290 Property sale in exchange for cash is referred to as the "Sale Transaction").

We further understand that in connection with the Sale Transaction the Company's existing stockholders who are accredited investors will have the opportunity to reinvest, on a pro-rata basis, all or a portion of their consideration from the Sale Transaction in subordinated interests in Jamestown. However, we understand that the Company's largest shareholder, Apollo Real Estate Investment Fund, L.P. ("Apollo"), who owns approximately 38 percent of the Company's shares, has entered into a separate agreement with Jamestown which provides that: (i) Apollo will reinvest 25 percent of its pro-rata Sale Transaction proceeds, and (ii) in the event that the Company's other stockholders elect to not reinvest, Apollo will reinvest more than 25 percent of their Sale Transaction proceeds such that Apollo and any other of the Company's stockholders choosing to reinvest will hold a 25 percent subordinated interest in Jamestown.


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The Special Committee of the Board of Directors
Metropolis Realty Trust, Inc.
May 7, 2002



You have requested our opinion (the "Opinion") as to the matters set forth below. The Opinion does not address the Company's underlying business decision to effect the Sale Transaction. Houlihan Lokey was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Houlihan Lokey did not negotiate the Sale Transaction or advise you with respect to alternatives to a Sale Transaction. The Opinion speaks only to the matters set forth in the Opinion, and does not address the tax consequences of the Sale Transaction, the timing or amount of distributions to the Company's stockholders as a result of the Sale Transaction, whether any stockholder of the Company should choose to reinvest in Jamestown a portion of the stockholder's consideration to be received in the Sale Transaction, or any other matters not specifically set forth in the Opinion.

In connection with our opinion delivered with respect to the Sale Transaction, we have made such reviews, analyses and inquiries, as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

     1. reviewed the Company's audited financial data for the years ended December 31, 1999, 2000 and 2001;

     2.  reviewed the Company's Form 10-K for the fiscal year ended December 31,
         2001  as  filed  with  the  United  States   Securities   and  Exchange
         Commission;

     3. reviewed the 1290 Property's 2002 Operating Budget, including (i) monthly and year ended detailed projected revenues and expenses for the period ended December 31, 2002, (ii) the rent roll for the 1290 Property, and (iii) the Marketing Plan for the 1290 Property;

     4. met with representatives of the 1290 Property's asset manager ("Asset Manger") and officers of the Company;

     5.  conducted   a   site-visit   of  the  1290   Property,   meeting   with
         representatives of the Company's property manager, Tishman Speyer Properties, L.P.;

     6. reviewed the cash flow projections, prepared by the Asset Manager, for the 1290 Property through December 31, 2013 (the "Projections");

     7. reviewed the Agreement of Limited Partnership of Jamestown, dated as of April 16, 2002;

     8. reviewed the Purchase and Sale Agreement, dated April 16, 2002, between 1290 Partners, L.P. and Jamestown;

     9. reviewed the acquisition proposal from an alternative interested acquirer ("the Interested Bidder"), dated April 19, 2002;

     10. reviewed a draft dated April 29, 2002 of a Purchase and Sale Agreement between the Company and the Interested Bidder (which Houlihan Lokey understood is substantially the same agreement that would constitute the purchase agreement for the Sale Transaction);

     11. reviewed correspondence from the Interested Bidder to the Company dated May 6, 2002;

     12. reviewed correspondence from Jamestown to the Company dated May 6, 2002 and May 7, 2002;

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

     13. reviewed a Marketing Status Report, dated August 10, 1998, prepared by Eastdil Realty Company ("Eastdil") which summarizes the history of contact and interest by potential acquirors of the 1290 Property during the 1998 marketing process by Eastdil and Victor Capital Group; and

     14. conducted  other  studies,   analyses,  and  inquiries,  as  we  deemed
         appropriate.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be received by the Company in connection with the Sale Transaction is fair to the Company from a financial point of view; and the Sale Transaction is fair, from a financial point of view, to the Company's stockholders who are not affiliated with Apollo.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.


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